

For a company with the foresight to prepare for the storm, the next question is...

NAM TAI ELECTRONICS, INC.   ANNUAL REPORT 2001



Cash on hand (In millions)
54.2
58.9
58.7
1999 2000 2001
Total assets (In millions)
158.7
208.4
224.6
1999 2000 2001
Total shareholders' equity (In millions)
125.6
162.4
169.4
1999 2000 2001
Net cash provided by operating activities (In millions)
9.0
-1.1
23.2
1999 2000 2001

Ten-year highlights (In millions) December 31,	92	93	94	95	96	97	98	99	00	01	CAGR
Sales	58.0	70.8	96.6	121.2	108.2	132.9	101.6	145.1	213.7	234.0	19.8%
Gross profit	11.0	14.1	17.2	23.1	22.2	34.7	24.7	25.0	31.6	30.0	14.0%
Operating income	2.7	5.8	7.6	10.8	8.5	17.5	8.3	8.3	10.5	5.1	13.0%
Net income	2.5	5.2	8.1	11.4	9.4	30.8	3.5	11.8	24.0	9.0	11.6%

Founded in 1975, Nam Tai is a leading design and manufacturing supplier to the world's major telecommunication and consumer electronics companies. We produce key components for mobile phones, such as LCD modules and rechargeable battery packs, LCD panels and transformers, as well as finished goods including telecommunication products, palm-sized PCs, personal digital assistants, calculators, and electronic dictionaries. Our intention is to continue using innovative technology to increase production of higher end products and components needed to support the emergence of third generation, or 3G, telecommunication devices.


are you ready to capitalize
when the sun comes out?

For some, successfully weathering a bad economy is an achievement in itself. For Nam Tai, it is just the beginning. Our strategy for the past few years has been to prepare for the emergence of the new breed of 3G telecommunication devices by establishing our Company as a pre-eminent manufacturer of key components and subassemblies. This last year has given us the opportunity to further prepare to handle the global demand for these new products. We have expanded capacity, increased investment in high technology production equipment, and strengthened customer relationships. In addition, our business development efforts in the domestic China market are showing exciting potential. For Nam Tai, the future is bright. The clouds are rising and our financial and competitive position is strong. We're ready for the opportunities a growing economic climate will bring.


Moving forward with
confidence means knowing
you're on solid ground.

Our constant policy of utilizing the latest technology to control production costs and increase quality levels has always served us well. Nam Tai has been consistently profitable since our IPO in 1988. In a difficult year for the entire technology industry we achieved our third consecutive year of sales growth, with record sales, strong cash flows, and confidence in our future business prospects. The successful completion of our integration with the JIC Group has confirmed our vertical integration capabilities as a manufacturer of LCD modules, a critical component in mobile phones and personal digital assistants. These will be the two high growth markets to watch, as communication and computing converge into the new generation of 3G handheld telecommunication devices. We are ideally positioned to become the dominant manufacturer of components and subassemblies for this new breed of electronic products.

- Over $68 million in cash and marketable securities
- $23.2 million in cash provided by operating activities
- Long-term customer relationships including Epson Precision, Texas Instruments, Toshiba, Seiko, and Sharp
- Producing mobile phone digital camera accessory for new client Ericsson
- Vertically integrated LCD module production capabilities
- New corporate head office in Hong Kong




Being prepared means
looking ahead & knowing
what tools you'll require.

While growth in mobile phone handset sales is currently being driven by new subscribers and replacements, the real future will be in the convergence of telephony, voice/e-mail messaging, internet browsers and personal digital assistants into integrated handheld devices operating on third generation networks. We have been carefully preparing to produce these devices by increasing our production capabilities, both physically with a 138,000 square foot factory expansion, and technologically by adopting leading-edge technologies that offer increased component packaging options, higher density circuit board designs and more complex assembly. Recent investments in LCD panel production technology enables future expansion into producing larger LCD modules for PDAs and laptop computers. Our quality control standards are among the best in the industry, earning us a reputation as a valued, reliable supplier. This respect is one of our most valuable assets, equal in many ways to the investment in equipment and people. It's the key to our future.

- ☐ Experienced multinational management team
- ☐ ISO 9001 and 14001 certified
- ☐ 4 new chip on glass lines in 2001
- ☐ Chip on film technology
- ☐ $12 million investment in new STN production line
- ☐ 6.5 acres of land reserved for further expansion




Knowledge & experience
provide a clear overview
of the market.

Our clients benefit from our complete range of turnkey services, from design and development of components and products, including hardware and software, to manufacturing, testing and shipment of end products. We employ a number of advanced assembly technologies in order to maximize operational flexibility, increase quality levels and minimize production costs. These include chip on glass, chip on film, chip on board, surface mount technology, ball grid array, tape automated bonding, and outer lead bonding. The sustained investment in these technologies have made us a leader in our manufacturing niche. The Company's senior management team has between them over one hundred years experience in the electronics industry. Their understanding of technology and production, their preparation for the coming convergence of 3G technology and their knowledge of Japanese outsourcing and the emerging China market has placed Nam Tai in a strong position to capitalize on the next digital communication boom.

- Diversifying into component and subassembly manufacturing
- Long-term relationships with major Japanese customers and suppliers
- Key relationships with some of China's largest electronics companies including TCL and Legend
- China is the world's largest mobile phone market with projected growth at 40% annually
- Over 20 years of experience operating in China – we know what works
- New capacity ready to handle increased demand as the market recovers




Preparation & planning
have given us a clear
direction.

Despite the delays in the adoption of 3G, we have moved forward, utilizing the time to increase our manufacturing capacity and strengthen our management team. We have carefully diversified into component manufacturing for new products using new technologies, ensuring growth potential beyond today's existing technologies. Our sales and marketing efforts have increased in both Japan and closer to home in China where we have strong relationships with two of China's most famous brand names — Legend and TCL. Solid finances; loyal customers; operational excellence; conservative yet confident management; dedicated employees. Through every kind of economy, Nam Tai has adhered to these qualities, consistently delivering value to both customers and shareholders. This it will continue to do as global financial conditions clear, revealing a bright, wireless world.

- ☐ Expansion of sales and marketing team planned for 2002
- ☐ Continued focus on lowering material costs, minimizing inventory levels, and controlling overhead costs
- ☐ $36 million in capital expenditures and investments planned for 2002
- ☐ Nam Tai repurchased 227,900 of its common shares in 2001
- ☐ Dividends increased by 20% in February 2002



Message to our shareholders

Prepared

Nam Tai's style has always been about long-term planning, aligning today's resources to capitalize on tomorrow's opportunities. In 2001, we did not waver from this style. We adapted to turbulent times by streamlining costs, while continuing with over $36 million in capital expenditures, expanding our foundation for sustainable growth.

Overcoming Challenges

Nam Tai overcame the economic slowdown of 2001, posting record sales of $234 million and its 13th consecutive year of profitability. Sales included greater customer and product line diversification, as Nam Tai continued to shift towards more technologically advanced products, targeting key components and subassemblies for mobile phones.

In the first half of 2001, delays and cancellations of some customer orders resulted in a one-time inventory write-off and realignment charges totaling $6.5 million. As a result operating income for 2001 declined to $5.1 million compared to $10.5 million in 2000. Net income for 2001 was $9.0 million compared to 2000 net income of $24 million (including an $11 million gain from the sale of non-core assets).

Adapting to the challenges in the first half of 2001, Nam Tai tightened inventory and overhead control, focused on material cost reductions, and streamlined general and administrative costs resulting in improved profitability in the second half of 2001.

On Solid Ground

Nam Tai differentiates itself from other contract manufacturers in that only 32% of our sales are derived from the final assembly of finished products. By continuously upgrading our production technology we have expanded the range of subassemblies and components that we manufacture, expanding our product and customer base, and gaining a competitive advantage over companies that focus primarily on final product assembly.

In 2001 we increased our production of the critical components for wireless telecommunications and computing, including both LCD panels and modules, and lithium ion rechargeable battery packs. With growth in these areas, calculators accounted for only 17% of Nam Tai's sales in 2001, down from 60% in 1998. While Nam Tai retains its reputation as an expert volume manufacturer of high quality, handheld electronic devices, it is now recognized by leading Japanese and Chinese original equipment manufacturers ("OEMs") as a preferred supplier of telecommunications components, and subassemblies.

Nam Tai's entry into China's growing electronics market gained momentum in 2001. We increased business with two of China's most recognized electronic brand names, Legend, to whom we supply PDAs and palm-sized PCs, and TCL, a mobile phone battery pack customer.

Nam Tai's year 2001 performance includes the accretive results from our successful October 2000 acquisition of JIC, a manufacturer of liquid crystal display ("LCD") panels, a key component for most consumer electronic products. Our recent promotion of JIC's chairman and founder, Mr. Joseph Li, to the position of chief financial officer of Nam Tai, and the consolidation of the two companies' administrative and marketing offices into a new centralized head office exhibits the success of this acquisition.

In mid-2000 Nam Tai began producing lithium ion rechargeable battery packs in a joint venture partnership with Toshiba. This business has grown significantly in 2001 with sales exceeding $21 million in our first full year of operations.

Nam Tai is continuing to invest in state-of-the-art manufacturing technologies. In 2001 we invested $5.5 million in high technology chip on glass ("COG") production technology that allows Nam Tai to connect integrated circuit chips to LCD panels without any wire bonding yielding more advanced, lightweight LCD modules. Four additional COG lines were installed in our 5,000-level clean room environment, increasing the total number of lines to nine. We also introduced chip on film ("COF") technology, a manufacturing advantage for the production of components for mobile phones, PDAs and notebook PCs. We now have the technology, capacity, and management infrastructure, necessary to meet increases in demand that will be driven by the adoption of third generation telecommunication products.

The Clouds are Lifting

While some electronics market segments experienced weakness in 2001, according to IDC, the EMS market size will more than double from $103 billion in 2000 to $231 billion by 2005. The reasons are simple. OEMs cut costs when times are tough and outsourcing to low cost countries like China is one of the most effective ways to improve competitiveness. It is expected that the biggest opportunity for new outsourcing will be from Japan, a market where Nam Tai is traditionally strong. Nam Tai, with its high tech, low cost, high quality operations close by in China, and an experienced multinational management team, including many senior Japanese executives, is positioned to be the supplier of choice for leading Japanese OEMs.

Nam Tai, with over 20 years of operations and relationships in mainland China, is also well positioned to benefit from the growth in China, already the world largest mobile phone market with 125.7 million cellular phone users. The penetration rate of China's cellular phone market was only 9% in 2001 compared to the average penetration rate of 40% to 50% in Europe and the United States.

Preparing for Sunny Days

With $58.7 million in cash at year end, and net cash provided by operating activities of $23.2 million in 2001, Nam Tai will continue making necessary investments to capitalize on the expected recovery of the telecommunications and electronics markets.

Capital expenditures planned for 2002 include (i) $12 million for the completion of the installation of machinery and fixtures, including two floors of clean rooms, in our new 138,000 square foot factory; and (ii) a $12 million investment in a STN LCD panel production line to increase Nam Tai's vertical integration as STN LCD panels are a critical component in cellular phone LCD modules manufactured by Nam Tai.

A $12 million investment to acquire a 6% interest in TCL Holdings Corporation Ltd. was recently announced. With this transaction both Nam Tai and the TCL Group, one of China's most renowned electronics companies, aim to create a strategic partnership to develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products, for the growing domestic China market and globally.

During 2001, the Company repurchased 227,900 common shares for $3.4 million, demonstrating management's belief that the value of the common shares does not reflect Nam Tai's long-term potential. Based on second-half 2001 improvements in sales and profitability, and information from customers, management is confident in the Company's outlook. Accordingly, the board of directors increased dividends, for the ninth consecutive year, to $0.48 per share for 2002.

Prepared for the Recovery

Nam Tai was well prepared and adapted quickly to the challenges of 2001. We are equally prepared to capitalize on the growth opportunities available when the electronics market recovers, particularly the expected boom in outsourcing from Japan, the growth opportunities arising from China's rapidly expanding economy, and increased demand for cellular phones driven by the upcoming adoption of third generation telecommunication products. We are well prepared.

On behalf of the Board of Directors,

T. Murakami

Tadao Murakami
Chairman
April 2, 2002

Net sales by product category

Year ended December 31,


2001
9%
3%
15%
41%
17%
13%
2%


2000
3%
2%
5%
38%
29%
16%
7%

Product Categories

- Subassemblies & components
- Electronic calculators
- PDA & linguistic products
- Telecommunication products
- Battery packs
- Other products & services
- LCD panels & transformers


1999
3%
33%
36%
23%
6%

Business overview

Founded in 1975 as an electronics trading company, Nam Tai has experienced steady growth, evolving into a world-class electronics manufacturing services provider. Nam Tai built a reputation as a high quality, low cost, high volume manufacturer of finished goods including telecommunication products, personal digital assistants, calculators, and electronic dictionaries; however it now derives approximately two thirds of its revenues from component subassemblies including LCD modules and lithium ion rechargeable battery packs for mobile phones, and components including LCD panels and transformers.

Nam Tai provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing, and shipping services. Nam Tai also provides OEMs with software development services, silk screening services for plastic and metal parts, and manufactures transformers.

Mission

Nam Tai's mission is to become the preferred supplier of electronic manufacturing services ("EMS") to leading OEMs worldwide.

Shift in Product Mix to Component Assembly

Nam Tai has successfully diversified its product base, reducing its reliance on calculators and personal organizers, while growing its business in key components and subassemblies aimed at telecommunication products. The table opposite, sets forth the sales percentages for the Company's product lines for the years ended December 31, 2001, 2000, and 1999.

Close Relationships with a Diversified International Customer Base

Over its 27 year history, Nam Tai has developed long-term relationships with the world's leading consumer electronics and telecommunication customers including Epson Precision, Texas Instruments, Toshiba, Seiko, Sharp, Optrex, Canon, Vtech, Sony, Hitachi, Ericsson, and from China, Legend and TCL. Nam Tai's intimate working relationships with its customers allows it to jointly design and develop new products with its customers and ensure a continuous stream of design and manufacturing business.

To retain customers, and methodically attract new customers, Nam Tai emphasizes high quality competitive pricing, strong research and development support, quality customer service, advanced assembly processes and high volume manufacturing. To maintain customer service standards Nam Tai's senior managers work closely with OEM customers in the design and manufacture of new products. Often, Nam Tai's customers maintain representatives at the factory. It is also common for these customers to transfer important manufacturing process technology to our engineers representing a high degree of co-operation and trust.

Marketing products to new and existing customers is handled from Nam Tai's new headquarters in Hong Kong Central. Notable new customers in 2001 included Ericsson, for whom we produce a digital camera attachment for mobile phones.

The graph at the top of the following page shows the approximate percentages of net sales to customers by geographic area based upon location of product delivery.

Net sales to customers by geographic region Year ended December 31,


2001
Hong Kong 27%
North America 24%
China 11%
Europe 10%
Japan 10%
Other 18%
2000
Hong Kong 46%
North America 24%
China 5%
Europe 9%
Japan 9%
Other 7%
1999
Hong Kong 35%
North America 30%
China 0%
Europe 18%
Japan 12%
Other 5%

High Tech Manufacturing in Low Cost China

Nam Tai moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs, and competitive labor rates. Nam Tai's main manufacturing complex is one of southern China's most advanced manufacturing facilities, consisting of manufacturing plants, administrative offices, employee dormitories, recreational areas, an internet bar and cafeteria space. Nam Tai's facilities are only 30 miles from Hong Kong where its executive and marketing offices are located, providing the Company with easy worldwide transportation of its finished products.

The Company at year end had 548,000 square feet of manufacturing space. The external structure of a new 138,000 square foot factory building was completed this year and installation of machinery and fixtures, including two clean rooms, will be finished in the second quarter of 2002. Nam Tai's facilities are ISO 9001 and 14001 certified.

State-of-the-Art Production Technology

Low cost labor is not enough to maintain a competitive advantage. To sustain a competitive position Nam Tai continually invests in leading edge technologies that offer increased component packaging options, higher density circuit board designs, and more complex assembly. Nam Tai utilizes advanced production techniques such as chip on glass, chip on film, chip on board, surface mount technology, ball grid array, tape automated bonding, and outer lead bonding.

In 2001 Nam Tai invested $5.5 million to acquire four additional chip on glass production lines, a technology that enables the connection of integrated circuits to LCD panels without any wire bonding, resulting in lighter, more advanced LCD modules for inclusion in high-end electronic products such as mobile phones and other wireless products. We also introduced chip on film technology, an assembly method for bonding integrated circuit chips and surface mount technology components onto a flexible printed circuit, a manufacturing advantage for the production of components for mobile phones, PDAs and notebook PCs.

The Company will continue focusing on maintaining a low cost structure with continuous emphasis on impeccable product quality, improving the design and manufacturing process, strengthening the local supplier base, deepening its vertical integration, and continually upgrading its technology.

Acquisitions and Strategic Investments

In 2000, Nam Tai completed its acquisition of JIC Group, a Shenzhen based manufacturer of LCD panels and transformers. LCD panels are a key component in most of the products that Nam Tai manufactures. With the installation of a $12 million STN LCD production line in the first quarter of 2002, Nam Tai will increase its vertical integration and secure a supply of LCD panels to support the expansion of the Company's growing COG LCD module business. The successful integration of operations and management of this acquisition demonstrates Nam Tai's ability to accelerate its growth through acquisitions. We are now working on obtaining a public listing for JIC on the Hong Kong Stock Exchange that will provide JIC with a strong foundation to accelerate its business expansion in China. If various conditions are met the listing should be obtained by the end of the second quarter.

In September 2000, Nam Tai acquired a 5% indirect interest in both TCL Mobile Communication (HK) Co., Ltd and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile") a member of the TCL Group of Companies. TCL Mobile is one of China's largest companies engaged in the design, manufacturing, sales and marketing of mobile phones. TCL Mobile is also a customer of Nam Tai, as it currently purchases rechargeable battery packs from BPC (Shenzhen) Co., Ltd. — a joint venture company owned by Nam Tai and Toshiba Battery Co., Ltd. This relationship will be further strengthened as Nam Tai plans to invest $12 million for a 6% interest in TCL Holdings Corporation Ltd. the parent company of the TCL Group of Companies. Through this investment Nam Tai and the TCL Group aim to create a strategic partnership allowing the parties to expand and develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products in the growing domestic China market and globally.

Industry Trends

In recent years, OEMs have increasingly looked to outsource a higher percentage of their manufacturing-related functions to third parties in order to focus on their core competencies of marketing and distribution. The expansion of the market for EMS is evident in the rise of outsourcing as a percentage of OEMs' cost of goods sold, which has increased from approximately 9% in 1994 to 19% in 2001 and is projected to reach 49% by 2010.

The Japanese electronics industry, with an estimated electronics assembly market worth $124.9 billion in 2000, is at the very early stages of disintegrating their business models, representing an enormous opportunity for the EMS companies like Nam Tai with operations located nearby in low cost China.

EMS providers' growth is directly related to the growth rates of their customers' end markets. Nam Tai has targeted its manufacturing to service the mobile phone end markets. While current growth in handset sales is driven by new subscriber growth and increasingly by handset replacement, future growth will be driven by the integration of various applications such as telephony, voice and e-mail messaging, internet browsers, and personal information managers into integrated handheld devices operating on third generation networks.

The potential for growth in handset sales is perhaps the greatest in China. The penetration rate of China's mobile phone market was 9% in 2001 compared to the average penetration rate of 40% to 50% in Europe and the United States. Despite its low penetration rates China is already the world's largest mobile phone market with 125.7 million mobile phone users and is expected to grow at 40% annually for the next four years.

Prepared to Capitalize as Industry Growth Resumes

When the electronics market's recovery accelerates, Nam Tai is prepared for growth. Our manufacturing facilities in China blend leading edge technologies and an experienced multinational management team, with a low cost highly motivated work force and a strong network of domestic suppliers. To build capacity to support expansion we spent $36 million on capital expenditures in 2001 with a further $36 million in capital expenditures and investments planned for 2002, all of which can be financed from operating cash flows and our $58.7 million of cash on hand. Most importantly, with our long-term planning approach we are prepared to capitalize on the growth opportunities available as the electronics market recover, particularly the expected boom in outsourcing from Japan, the growth opportunities arising from China's telecommunications explosion, and increased demand for mobile phones driven by the adoption of third generation telecommunication products.

Operating and financial review

This section, as well as other sections of this report contains forward looking statements involving risks and uncertainties. You can identify these statements by forward looking words including "expect", "anticipate", "believe", "seek", "estimate". Forward looking statements are not guarantees of Nam Tai's future performance or results and the Company's actual results could differ materially as a result of certain factors, including those set forth in the Company's 2001 Annual Report on Form 20-F. This section should be read in conjunction with the Company's Consolidated Financial Statements.

Operating Results

Year ended December 31, 2001 compared to Year ended December 31, 2000

Nam Tai's sales increased by 9.5% to $234,006,000 for the year ended December 31, 2001 compared to $213,688,000 for the year ended December 31, 2000. The acquisition of JIC Group in October 2000 contributed $36.0 million in sales for the year ended December 31, 2001 compared to $10.3 million for the fourth quarter of 2000. The startup of the battery pack business contributed $21.1 million in sales for the year ended December 31, 2001 compared to only $6.2 million in sales in the prior year period. Sales of subassemblies and components, particularly LCD modules for mobile phones increased by approximately $14.7 million. Sales increases in these categories were partially offset by decreased sales of calculators, personal digital assistants and linguistic products, and telecommunication products of $23.4 million, $4.3 million and $9.3 million respectively compared to the prior year period. Management attributes this growth in sales to a focus on key components for telecommunication products and increased production capabilities resulting from its investment in additional high technology equipment, expansion into the battery pack business, and the acquisition of JIC Group.

The Company's gross profit decreased 5% to $30,032,000 for the year ended December 31, 2001 from $31,592,000 for the year ended December 31, 2000. Nam Tai's gross profit declined as a result of a decrease in the gross profit margin to 12.8% in 2001 from 14.8% in 2000. A number of reasons combined to lower gross profit margins including: (1) a changing product mix towards more capital intensive subassemblies and components with a reduction in sales of higher margin finished goods such as electronic data banks and desktop calculators; (2) lowering unit prices caused by the increasingly competitive environment; (3) $3.8 million in inventory provisions for slow moving raw materials relating to cancelled, reduced or delayed orders; and (4) severance payments of $300,000.

Selling, general and administrative expenses, or SG&A, for the year ended December 31, 2001 increased to $21,974,000 or 9.3% from $17,646,000 or 8.3% of sales in the year ended December 31, 2000. The increase reflects, increased amortization charges related to the acquisition of JIC Group and the purchase of a new office, the addition of JIC Group's expenses for an entire year compared to only the fourth quarter in 2000, a stock option compensation expense of $0.8 million and various realignment charges, including severance charges, of $0.7 million. Commencing January 1, 2002, under new account rule SFAS No. 142, goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The amount of amortization of goodwill that was included in SG&A for the year ended December 31, 2001 was approximately $1,979,000. Management is reviewing SFAS No. 142 to determine what effect it will have on its financial position and results of operations and a determination of the extent of impairment of goodwill. See "Recent Changes in Accounting Standards" on page 22.

Research and development expenses for the year ended December 31, 2001 decreased to $2,954,000 or 1.3% of sales from $3,489,000 or 1.6% of sales in the year ended December 31, 2000. The decrease is related to a reduction of some staff in 2001 as well as the closure of the Korean office in the later part of 2000.

Gain on disposal of land was $18,000 for the year ended December 31, 2001 compared to $355,000 for the year ended December 31, 2000. The gains in both 2001 and 2000 were realized on the sale of a portion of the Company's land holdings in Hong Kong.

Loss on disposals of property, plant and equipment was $396,000 for the year ended December 31, 2001 as compared to $111,000 for the year ended December 31, 2000.

Other income (excluding interest income) decreased to $1,496,000 for the year ended December 31, 2001 compared to $10,198,000 (including a gain on the sale of Nam Tai's interest in Group Sense (International) Limited of $10,781,000) for the year ended December 31, 2000. Other income in 2001 included, unrealized gain on marketable securities of $1,568,000, $530,000 foreign exchange gains, and dividend income on marketable securities of $525,000. Such gains were offset by a write-off of $500,000 of a non-trade receivable, bank charges of $333,000, and miscellaneous expenses of $294,000.

Interest income decreased to $1,195,000 for the year ended December 31, 2001 compared to $3,300,000 for the year ended December 31, 2000. The decrease is a result of lower cash balances and lower interest rates. Interest expenses rose to $178,000 for the year ended December 31, 2001 compared to $165,000 for the year ended December 31, 2000. The increase in interest charges is the result of $15 million in long-term debt secured by the Company in the third quarter offset by a reduction in interest rates.

Equity in income of affiliated companies, including amortization of goodwill, was $1,867,000 for the year ended December 31, 2001, representing the Company's 25% investment in Mate Fair, a company holding a 20% interest in TCL Mobile. Equity in loss of affiliated companies, including amortization of goodwill, was $189,000 for the year ended December 31, 2000 with such amount relating to the Company's investment in Mate Fair, and Shanghai Q&T Tech. Co., Ltd.

The income tax expense of $227,000 for the year ended December 31, 2001 compares to a benefit of $33,000 for the prior year. Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 15%, and in Hong Kong, where the corporate tax rate on assessable profits was 16% in 2001. As a result of locating in a Special Economic Zone of China, the Company enjoys favorable tax treatment in China. See Note 7 of Notes to Consolidated Financial Statements for information of income taxes applicable to the Company and the effect of tax holidays and tax concessions that Company has received for the years ended December 31, 2001, 2000 and 1999. Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the taxing authorities which are unfavorable to Nam Tai and which increase its future tax liabilities, or deny expected refunds. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject the Company to additional Chinese taxation in the future.

Net income decreased by $14,956,000 or 62% to $9,045,000 (3.9% of sales) for the year ended December 31, 2001 compared to $24,001,000 (11.2% of sales) for the year ended December 31, 2000. This resulted in diluted earnings per share for the year ended December 31, 2001 of $0.87 ($0.88 basic) compared to $2.56 ($2.63 basic) for the year ended December 31, 2000. The decrease in net income and earnings per share is the result of: (i) a lower gross profit margin caused by $3.8 million in inventory provisions for slow moving raw materials arising from cancellations, reductions, and delays of customer orders; (ii) $1.5 million in amortization of goodwill arising from the acquisition of JIC Group in the fourth quarter of 2000; (iii) increased general and administrative expenses; (iv) a gain of $10,781,000 from the sale of Nam Tai interest in Group Sense (International) Limited in 2000; and (v) an increase in the fully diluted weighted average number of shares outstanding from 9,375,000 for the year ended December 31, 2000 to 10,393,000 for the current year.

Expected growth of cell phone market in China (In millions of users)

Despite its low penetration rate of 9%, China is already the world's largest mobile phone market with 125.7 million users and is expected to grow by 40% annually for the next four years.

Source: IDC


344.9
246.4
176.0
125.7
2002
2003
2004
2005

The diluted weighted average number of common shares outstanding increased to 10,393,000 (basic 10,274,000) for the year ended December 31, 2001 from 9,375,000 (basic 9,114,000) for the year ended December 31, 2000. During 2001 the Company issued 300,000 common shares upon the exercise of an advisors warrant, and 116,000 shares upon the exercise of employee stock options. The Company repurchased and cancelled 227,900 common shares pursuant to the Company's repurchase program in 2001. The increase in the basic and diluted weighted average number of common shares outstanding is also attributed to the issuance of 1,161,087 shares at the end of October 2000 for the acquisition of JIC Group.

Liquidity and Capital Resources

Current assets decreased to $125,771,000 for the year ended December 31, 2001 from $135,352,000 for the year ended December 31, 2000. Cash and cash equivalents, consisting of cash and short-term term deposits, decreased to $58,676,000 for the year ended December 31, 2001 from $58,896,000 for the year ended December 31, 2000. The principal uses of cash and cash equivalents were: (i) $36,013,000 for the purchase of property, plant and equipment; (ii) $3,947,000 used for the payment of dividends; and (iii) $3,353,000 for the repurchase of 227,900 common shares under the Company's repurchase program. Major sources of cash in 2001 were: (i) $23,235,000 provided by operating activities; (ii) $15,000,000 provided by a long-term bank loan; and (iii) $4,307,000 from the issuance of shares on exercise of options and warrants. Nam Tai does use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities as a source of liquidity.

Marketable securities increased to $9,505,000 for the year ended December 31, 2001 from $7,937,000 for the year ended December 31, 2000 consisting of 500,000 common shares of Deswell Industries, Inc. The increase is attributable to the increase of $1,568,000 in unrealized gains on these shares at December 31, 2001 from December 31, 2000. Through February 28, 2002, Nam Tai sold 180,000 of its 500,000 Deswell shares, realizing cash in the amount of $3,593,000 and a gain of $172,000.

Accounts receivable at December 31, 2001 increased to $41,968,000 from $37,550,000 at December 31, 2000 primarily a result of the 9.5% increase in sales.

Inventory levels were reduced to $11,892,000 at December 31, 2001 from $27,172,000 at December 31, 2000 a decrease of 56%, reflecting an inventory turnover period of 21 days versus 54 days in 2000. The decrease in inventory is attributed to a shortening of inventory lead times as the Company attempts to localize its supplier base, and $3.8 million in inventory provisions for slow moving inventory due to cancelled, reduced or delayed orders. The December 31, 2000 inventory level included safety stock, components ordered in expectation of future orders to accommodate the long lead times that were common in 2000 as a result of industry wide component shortages. With the abatement of component shortages in 2001 maintaining safety stock is not necessary.

Investments in affiliated companies at December 31, 2001 increased to $3,921,000 from $2,054,000 at December 31, 2000 primarily as a result of the Company's 5% indirect share the net income of TCL Mobile. (See Note 11 of the Notes to the Consolidated Financial Statements.)

Property, plant and equipment – net of $70,414,000 as at December 31, 2001 is up from $44,599,000 as at December 31, 2000. Depreciation on fixed assets for 2001 was $9,136,000 while additions to property, plant and equipment during 2001 were approximately $36 million including $13.0 million for the purchase and renovation of the new head office in Hong Kong, $5.5 million for purchase of new chip on glass equipment, $2 million for the doubling of the front end production capacity for LCD panels, $5.6 million for new factory construction and machinery, and $6.4 million for staff quarters.

At December 31, 2001, 72.9% and 27.1% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 65.8% and 34.2% respectively, at December 31, 2000.

Short-term borrowing was nil and $24,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, Nam Tai had in place general banking facilities aggregating $76,494,000. The maturity of these facilities is generally up to 90 days. For the three years ended December 31, 2001, banking facilities bore Nam Tai's corporate guarantee and there was an undertaking not to pledge any assets to any other banks without the prior consent of the Company's bankers. Interest rates are generally based on the bank's usual lending rates and such facilities which are subject to annual review permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 2001, the Company had utilized approximately $9,730,000 under such general credit facilities and had available unused credit facilities of $66,764,000.

Accounts payable decreased by 14.8% to $34,258,000 for the year ended December 31, 2001 from $40,224,000 for the year ended December 31, 2000, principally as a result of the reduced lead times for purchases from suppliers and the elimination of a safety stock.

As of December 31, 2001 the Company had $15 million of long-term debt including the current portion of long-term debt of $2,140,000. The seven year loan amount was obtained in the fourth quarter of 2001 with a fixed rate of interest of 5.05% for the first four years and 1% over the Singapore Interbank Money Market Offer Rate, or SIBOR, for the following three years. Principal repayments of $535,000 are to be made on a quarterly basis for the term of the loan. The Company had no long-term debt at December 31, 2000.

A summary of contractual obligations and commercial commitments is as follows:

		Payments Due by Period			
Contractual Obligation	Total	2002	2003 – 2005	2006 – 2007	2008 and beyond
Long-term Debt	$ 15,000,000	$ 2,140,000	$ 6,420,000	$ 4,280,000	$ 2,160,000
Operating Leases	$ 7,519,000	$ 1,335,000	$ 3,930,000	$ 1,860,000	$ 394,000
Capital Expenditures	$ 15,397,000	$ 15,397,000	–	–	–
Total	$ 37,916,000	$ 18,872,000	$ 10,350,000	$ 6,140,000	$ 2,554,000

Over the last few years the Company's cash requirements have been principally provided by internally generated funds. The Company had working capital of $83,982,000 and $89,568,000 as of December 31, 2001 and 2000, respectively. In the opinion of the Company, the cash on hand of $58,676,000 as at December 31, 2001 as well as cash flow from operations is sufficient to fund its liquidity needs for the next twelve months. However, the Company may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in its business. Nam Tai will continue to devote resources for expansion and other business requirements. Its future capital requirements will depend on many factors, including acquisitions, its rate of revenue growth, the timing and extent of spending to support development of new or enhanced products, expansion of sales and marketing, and market acceptance of its products and those of its OEM customers.

Dividends paid per share (In cents)


48.0
40.0
36.0 - plus $1.00 special dividend
32.0
28.0
10.0
3.0
1.5
1.0
94 95 96 97 98 99 00 01 02

During the year ended December 31, 2001, the Company paid a total of $178,000 in interest on indebtedness.

Cash flow provided by (used in) operations for 2001 was $23,235,000 an increase from ($1,135,000) for 2000. Cash provided by operating activities for 2001 included net income of $9,045,000, depreciation and amortization of $12,273,000, non-working capital adjustments of ($2,710,000), and changes in working capital (excluding cash and bank borrowings) of $4,627,000.

During 2001, the Company's net investment activities used $35,438,000 including $36,013,000 for the purchase of property, plant and equipment; less (i) proceeds from the disposal of property, plant and equipment of $698,000.

Net cash provided by financing activities was $11,983,000 in 2001 including $15,000,000 from long-term debt financing, $4,307,000 from the issuance of shares upon the exercise of options and warrants, less $3,947,000 for the payment of dividends, and $3,353,000 for share repurchases.

The Company believes there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes and the 10% reserve fund. (See note 14 of the Notes to the Consolidated Financial Statements.) In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flows.

For information concerning the Company's related party transaction with Toshiba Battery Co., Ltd., or TBCL, see note 16 of the Notes to the Consolidated Financial Statements. In the opinion of management existence of this relationship has not materially affected the nature and amount of sales and purchases between the Company and TBCL's related companies.

In 1994, the Company resumed declaring annual dividends and has increased dividends for the last nine consecutive years. The Company declared shareholders aggregate dividends of $12,190,000, or $1.36 per share (including a $1.00 special dividend) in 2000 and $4,134,000, or $0.40 per share in 2001. On February 6, 2002 the Company announced that it was increasing the annual dividend to $0.48 per share to be paid on a quarterly basis commencing with the first quarter 2002 dividend of $0.12 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

Impact of Inflation

Inflation/(deflation) in China and Hong Kong in 2001, estimated at 0.7% and -1.6% respectively, has not had a material effect on Nam Tai's past business. During times of inflation, the Company has generally been able to increase the price of its products in order to keep pace with inflation.

Exchange Rates

The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars, and Japanese yen. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

While the governments of Hong Kong and China have indicated they will support their currencies, and have supported their currencies to date, possible devaluations may occur. While the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China or creates other problems adversely affecting the Company's business.

Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 16%, 14% and 15% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 2001, 2000, and 1999. Sales made in yen account for less than 7% of sales for the years ended December 31, 2001, 2000 and 1999. The Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10%, although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. There may also be a delay between the time of the exchange rate fluctuation and the eventual adjustment in selling prices. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equaled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. The Company believes any devaluation of the renminbi would benefit Nam Tai by reducing its costs in China, provided that devaluation or other economic pressures do not lead to fundamental changes in the present economic climate in China.

Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a "swap center"). In the past, when exchanging Hong Kong dollars for Chinese renminbi, the Company used a swap center to obtain the best possible rate. When translating the Chinese company account into U.S. dollars, the Company uses the same exchange rate as quoted by the People's Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on the Company.

Beginning on November 30, 1996, the Chinese renminbi became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions which must take place through designated banks.

The Company may elect to hedge its currency exchange risk when it judges such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, management will periodically enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of its banks. As a result, the Company may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

At December 31, 2001, the Company held no option or future contracts and during the year the Company did not purchase or sell any commodity or currency options. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of hedging activities.

Recent Changes in Accounting Standards

In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These statements, establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company adopted SFAS No. 142 on January 1, 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No. 143 will have, if any, on its financial position and results of operations.

The FASB also recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Option No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statements also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

2001 financials

Key financial ratios

Valuations/Year ended December 31,	2001	2000	1999	1998	1997
Average Quarterly Closing Price	$ 14.45	$ 17.27	$ 12.50	$ 13.44	$ 15.92
Price to EPS – Diluted	16.61	6.74	10.00	39.53	4.33
Price to EBITDA	6.91	5.02	6.68	15.81	3.76
Price to Cash Flow	7.05	5.03	6.76	17.92	3.80
Price to Book Value	0.89	1.00	0.94	1.09	0.90
Price to Sales	0.64	0.76	0.81	1.37	1.01
Per Share Data					
EPS – Basic	$ 0.88	$ 2.63	$ 1.26	$ 0.34	$ 3.70
EPS – Diluted	0.87	2.56	1.25	0.34	3.68
EBITDA / Share (Note 1)	2.09	3.44	1.87	0.85	4.23
Cash Flow / Share (Note 1)	2.05	3.43	1.85	0.75	4.19
Net Book Value / Share (Note 1)	16.29	17.32	13.33	12.34	17.67
Sales per Share (Note 1)	22.51	22.79	15.40	9.82	15.83
Cash per Share (Note 1)	5.65	6.28	5.76	6.88	12.20
Liquidity/Debt Ratios					
Current Ratio	3.01	2.96	2.85	4.98	6.80
Quick Ratio	2.64	2.28	2.37	4.51	6.11
Long-term Debt / Capital	7.6%	N/A	N/A	N/A	N/A
Total Debt / Capital	32.3%	28.2%	26.40%	15.3%	13.2%
Asset Management Ratios					
Inventory Turnover	17.15	6.70	11.01	17.67	9.97
Profitability Ratios					
Return on Average Total Assets	4.2%	13.1%	7.7%	2.2%	24.1%
Return on Average Shareholders' Equity	5.5%	16.7%	9.3%	2.8%	28.7%
% of Sales Ratios					
Gross Profit Margin	12.8%	14.8%	17.2%	24.3%	26.1%
Operations Profit Margin	2.2%	4.9%	5.7%	8.2%	13.1%
Net Profit Margin	3.9%	11.2%	8.1%	3.5%	23.2%
SG&A Expenses	9.4%	8.3%	10.3%	13.0%	11.6%

Note 1: Based on weighted average common shares outstanding at December 31,

	2001	2000	1999	1998	1997
Weighted average common shares outstanding	10,393,411	9,375,116	9,416,780	10,351,100	8,391,290
Common shares outstanding at December 31	10,401,940	10,213,840	8,840,823	9,812,523	11,220,023

Five-year financial summary

Year ended December 31, (In thousands of US dollars, except per share data)	2001	2000	1999	1998	1997
Income Statement Data					
Net sales	$ 234,006	$ 213,688	$ 145,054	$ 101,649	$ 132,854
Gross profit	30,032	31,592	24,980	24,710	34,724
Income from operations	5,104	10,457	8,291	8,328	17,467
Net income	9,045	24,001	11,798	3,529	30,839
Diluted earnings per share	$ 0.87	$ 2.56	$ 1.25	$ 0.34	$ 3.68
Dividend paid per share	0.40	1.36	0.32	0.28	0.10
Balance Sheet Data					
Cash and cash equivalents	$ 58,676	$ 58,896	$ 54,215	$ 71,215	$ 102,411
Current assets	125,771	135,352	94,436	97,015	133,022
Property, plant and equipment – net	70,414	44,599	44,717	32,445	32,442
Total assets	224,573	208,370	158,747	147,228	167,788
Current liabilities	41,789	45,784	33,171	19,476	19,552
Shareholders' equity	169,351	162,364	125,568	127,696	148,236
Weighted average common shares outstanding (in thousands)	10,393	9,375	9,417	10,351	8,391

Responsibility of management

The management of Nam Tai is responsible for the preparation of the accompanying consolidated financial statements and all related financial data contained in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts which represent the best estimates and judgments of management.

The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by the Company's auditors, Deloitte Touche Tohmatsu. Their auditors' report is contained herein. It outlines the scope of their examination and their opinion on the consolidated financial statements.

The Board of Directors has appointed an Audit Committee comprised of three directors, all of whom are neither officers nor employees of the Company. The Audit Committee from time to time reviews the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Company's auditors have full and free access to the Audit Committee.

Independent auditors' report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Hong Kong

March 15, 2002

Consolidated statements of income

Year ended December 31, (in thousands of US dollars, except per share data)	2001	2000	1999
Net sales	$ 234,006	$ 213,688	$ 145,054
Cost of sales	203,974	182,096	120,074
Gross profit	30,032	31,592	24,980
Selling, general and administrative expenses	21,974	17,646	14,913
Research and development expenses	2,954	3,489	2,624
Non-recurring income (Note 4)	—	—	(848)
Total operating expenses	24,928	21,135	16,689
Income from operations	5,104	10,457	8,291
Gain on disposal of land	18	355	302
Other income – net (Note 5)	2,691	13,498	2,192
Interest expense	(178)	(165)	(192)
Write off of investment in an unconsolidated subsidiary (Note 1e)	—	—	(1)
Equity in income (loss) of affiliated companies, including amortization of goodwill	1,867	(189)	1,146
Income before income taxes and minority interest	9,502	23,956	11,738
Income taxes (expense) benefit (Note 7)	(227)	33	60
Income before minority interest	9,275	23,989	11,798
Minority interest	(230)	12	—
Net income	$ 9,045	$ 24,001	$ 11,798
Basic earnings per share (Note 8)	$ 0.88	$ 2.63	$ 1.26
Diluted earnings per share (Note 8)	$ 0.87	$ 2.56	$ 1.25

See accompanying notes to consolidated financial statements.

Consolidated balance sheets

December 31, (in thousands of US dollars, except per share data)	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 58,676	$ 58,896
Marketable securities (Note 9)	9,505	7,937
Accounts receivable, less allowance for doubtful accounts of $31 and $0 at December 31, 2001 and 2000, respectively	41,968	37,550
Inventories (Note 10)	11,892	27,172
Prepaid expenses and deposits	2,377	1,755
Income taxes recoverable (Note 7)	1,353	2,042
Total current assets	125,771	135,352
Investment in affiliated companies (Note 11)	3,921	2,054
Property, plant and equipment – net (Note 12)	70,414	44,599
Intangible assets – net (Note 13)	23,060	24,996
Other assets	1,407	1,369
Total assets	$ 224,573	$ 208,370
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable (Note 15)	$ 1,547	$ 1,499
Short term debt (Note 15)	—	24
Long term bank loan – current portion (Note 15)	2,140	—
Accounts payable and accrued expenses	34,258	40,224
Amount due to a related party (Note 16)	2,733	2,691
Dividend payable	1,023	904
Income taxes payable	88	442
Total current liabilities	41,789	45,784
Deferred income taxes (Note 7)	151	34
Long term bank loan – non-current portion (Note 15)	12,860	—
Total liabilities	54,800	45,818
Minority interest	422	188
Commitments and contingencies (Note 17)	—	—
Shareholders' equity:		
Common shares ($0.01 par value - authorized 20,000,000 shares; shares issued and outstanding at December 31, 2001 – 10,401,940, December 31, 2000 – 10,213,840)	104	102
Additional paid-in capital	111,368	105,963
Retained earnings	57,864	56,304
Accumulated other comprehensive income (loss)	15	(5)
Total shareholders' equity	169,351	162,364
Total liabilities and shareholders' equity	$ 224,573	$ 208,370

See accompanying notes to consolidated financial statements.

Consolidated statements of shareholders' equity

(In thousands of US dollars, except per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 1999	9,812,523	$ 98	$ 80,044	$ 47,509	$ 45	$ 127,696
Share buy-back program	(879,700)	(9)	—	(10,251)	—	(10,260)
Share redemption (Note 17c)	(138,500)	(1)	—	(1,548)	—	(1,549)
Shares issued as compensation	10,000	—	103	—	—	103
Shares issued on exercise of options	36,500	—	394	—	—	394
Advisors' warrants	—	—	329	—	—	329
Comprehensive income:						
Net income	—	—	—	11,798	—	11,798
Foreign currency translation	—	—	—	—	(1)	(1)
Dividends ($0.32 per share)	—	—	—	(2,942)	—	(2,942)
Balance at December 31, 1999	8,840,823	$ 88	$ 80,870	$ 44,566	$ 44	$ 125,568
Share buy-back program	(5,600)	—	—	(73)	—	(73)
Shares issued as compensation	10,000	—	136	—	—	136
Shares issued on exercise of advisors' warrants	58,030	1	1,183	—	—	1,184
Shares issued on exercise of options	149,500	1	1,568	—	—	1,569
Shares issued for acquisition of subsidiaries (Note 1b)	1,161,087	12	21,783	—	—	21,795
Advisors' warrants	—	—	306	—	—	306
Advisors' options	—	—	117	—	—	117
Comprehensive income:						
Net income	—	—	—	24,001	—	24,001
Foreign currency translation	—	—	—	—	(49)	(49)
Dividends ($1.36 per share, including special dividend of $1 per share)	—	—	—	(12,190)	—	(12,190)
Balance at December 31, 2000	10,213,840	$ 102	$ 105,963	$ 56,304	$ (5)	$ 162,364
Share buy-back program	(227,900)	(2)	—	(3,351)	—	(3,353)
Shares issued on exercise of advisors' warrants	300,000	3	3,072	—	—	3,075
Shares issued on exercise of options	116,000	1	1,231	—	—	1,232
Advisors' warrants	—	—	263	—	—	263
Issue of options (Note 18a)	—	—	839	—	—	839
Comprehensive income:						
Net income	—	—	—	9,045	—	9,045
Foreign currency translation	—	—	—	—	20	20
Dividends ($0.4 per share)	—	—	—	(4,134)	—	(4,134)
Balance at December 31, 2001	10,401,940	$ 104	$ 111,368	$ 57,864	$ 15	$ 169,351

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

Year ended December 31, (in thousands of US dollars)	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 9,045	$ 24,001	$ 11,798
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	9,136	6,965	5,288
Amortization of intangible assets	2,035	733	52
Amortization of advisors' warrants and options	263	423	329
Staff option costs	839	—	—
Loss (gain) on disposal of property, plant and equipment	378	(244)	(159)
Gain on disposal of investment	—	(9,435)	—
Gain on disposal of investment in an affiliated company	—	(1,346)	—
Loss on disposal of a subsidiary	—	—	290
Unrealized gain on marketable securities	(1,568)	(433)	—
Equity in (income) loss of affiliated companies less dividend received and amortization of goodwill	(1,867)	189	(859)
Write off of investment in an unconsolidated subsidiary	—	—	1
Fair value of shares issued as compensation	—	136	103
Deferred income taxes	117	(110)	(48)
Minority interest	230	(12)	—
Changes in current assets and liabilities (net of effects of acquisitions and disposals):			
(Increase) decrease in marketable securities	—	(7,504)	287
Increase in accounts receivable	(4,378)	(5,137)	(8,147)
Decrease (increase) in inventories	15,302	(13,245)	(6,546)
(Increase) decrease in prepaid expenses and deposits	(620)	407	(896)
Decrease in income taxes recoverable	689	28	870
Increase (decrease) in notes payable	48	(6,331)	(329)
(Decrease) increase in accounts payable and accrued expenses	(6,062)	7,203	7,224
Decrease in income taxes payable	(354)	(114)	(105)
Increase in amount due to a related party	2	2,691	—
Total adjustments	14,190	(25,136)	(2,845)
Net cash provided by (used in) operating activities	23,235	(1,135)	8,953
Cash flows from investing activities:			
Purchase of property, plant and equipment	(36,013)	(3,579)	(17,888)
Acquisition of subsidiaries, net of cash acquired (Note 1b)	(85)	(7,672)	—
(Increase) decrease in other assets	(38)	123	(53)
Proceeds from disposal of property, plant and equipment	698	388	322
Purchase of interest in affiliated companies (Note 1g, h)	—	(2,243)	—
Proceeds from disposal of investment	—	24,214	—
Proceeds from disposal of investment in an affiliated company	—	3,875	—
Acquisition of business (Note 1d)	—	—	(951)
Cash outflow on disposal of a subsidiary (Note 1f)	—	—	(19)
Net cash (used in) provided by investing activities	(35,438)	14,906	(18,569)

Consolidated statements of cash flows

Year ended December 31, (in thousands of US dollars)	2001	2000	1999
Cash flows from financing activities:			
Dividends paid	(3,947)	(11,973)	(2,889)
Share buy-back program	(3,353)	(73)	(10,260)
Repayment of short term debt	(24)	(1)	—
Proceed from bank loan	15,000	—	—
Proceeds from shares issued on exercise of options and warrants	4,307	2,753	394
Contribution by minority interest	—	200	—
Share redemption	—	—	(1,549)
Notes payable	—	—	6,949
Net cash provided by (used in) financing activities	11,983	(9,094)	(7,355)
Effect of foreign currencies on cash flows	—	4	(9)
Net (decrease) increase in cash and cash equivalents	(220)	4,681	(17,000)
Cash and cash equivalents at beginning of period	58,896	54,215	71,215
Cash and cash equivalents at end of period	$ 58,676	$ 58,896	$ 54,215
Supplemental schedule of cash flow information:			
Interest paid	$ 178	$ 165	$ 192
Income taxes (received) paid	$ (249)	$ 129	$ —
Non cash investing transactions:			
Acquisition of subsidiaries by issue of shares (Note 1b)	$ —	$ 21,795	$ —

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

1. ACQUISITIONS AND DISPOSITIONS

Subsidiaries:

a On March 9, 2001, Nam Tai Electronics, Inc. (the "Company") established Nam Tai Group Management Limited, a wholly-owned subsidiary in the Hong Kong Special Administration Region ("Hong Kong") of the People's Republic of China (the "PRC"), at an investment cost of $1 contributed in cash. Its principal activity is to provide management services to other group companies.

b In October 2000, the Company acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited ("JIC"), a company incorporated in the British Virgin Islands. The purchase price was the initial consideration of $32,776, less an "earnings adjustment". The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on The Nasdaq Stock Market ("Nasdaq") for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

The earnings adjustment is the amount of shortfall, if any, between the net income of JIC and its subsidiaries for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. As the net income of JIC and its subsidiaries for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

The acquisition was accounted for as a purchase and the results of JIC and its subsidiaries have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

During 2001, the Company has incurred legal and professional fees of $85 to complete the acquisition of JIC. Such amount has been adjusted to goodwill.

The following unaudited pro forma consolidated results of operations give effect to the acquisition of JIC as if it had occurred on January 1, 1999:

Year ended December 31,	2000	1999
Net sales	$ 239,327	$ 167,834
Net income	$ 25,492	$ 13,070
Basic earnings per share	$ 2.53	$ 1.25
Diluted earnings per share	$ 2.47	$ 1.24

JIC and its subsidiaries are principally engaged in the manufacture and trading of liquid crystal display "LCD" panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co. Ltd. ("Jieda"), Jetup Electronic (Shenzhen) Co., Ltd. ("Jetup") and Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao"), being wholly foreign owned enterprises in the PRC.

c In March 2000, Nam Tai Electronic & Electrical Products Limited ("NTEE"), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, PRC. NTEE has a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC is located within the Company's existing manufacturing complex where it produces and sells high-end, environmentally friendly, rechargeable lithium ion battery packs.

d On May 28, 1999, the Company acquired from Micro Business Systems Industries Company Limited a telecommunication business including the design, research and development, and marketing of telecommunication products for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and has been recorded as goodwill which is being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of the Company.

e On December 2, 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong public listed company, for cash of $9,980 including transaction fees. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products.

On the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and streamlining of overhead expenses in Albatronics. Despite the Company's cash investment, Albatronics' financial position weakened dramatically since the agreement to invest in Albatronics was signed in September 1998. As Albatronics became unable to pay its liabilities as they

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

came due, management of the Company and Albatronics undertook negotiations with Albatronics' major trade creditors for forbearance on demands for repayment and concessions as to amounts payable.

Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. Instead, the Company made provision against the remaining carrying value of this investment to a nominal value of $1 at December 31, 1998.

At the extraordinary general meeting held on August 20, 1999, a special resolution for the voluntary winding up of Albatronics was approved by the shareholders of Albatronics. As a result, the remaining nominal investment value was written off in 1999. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidators. In January 2002, the Company entered into a restructuring agreement with the liquidators of Albatronics. Further information about the restructuring of Albatronics is disclosed in note 20.

During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment and seeking damages for breach of representations, warranties and undertakings. The case has been settled and the Company has withdrawn the legal proceedings against Albatronics at December 31, 2001.

f In June 1999, the Company sold a subsidiary, Nam Tai Electronics (Canada) Ltd. ("NT Canada"), to its management at a nominal value which the board of directors believed represented the fair market value and realized a loss on disposition of $290. NT Canada provided investor relations, regulatory compliance and other services to the Company. NT Canada, no longer a subsidiary of the Company, was renamed Pan Pacific I.R. Ltd. by its new owners and continues to provide similar services to the Company.

Affiliated companies:

g In September 2000, the Company acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% outstanding shares of Mate Fair Group Limited ("Mate Fair"), an investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. The acquisition was satisfied by a cash consideration of $2,036.

TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets.

Mate Fair has been accounted for as an affiliated company and the results of Mate Fair has been equity accounted for in the consolidated financial statements from the date of acquisition.

h In March 2000, Nam Tai Electronic (Shenzhen) Co., Ltd. ("NTES"), a wholly-owned subsidiary of the Company, acquired 42.5% of the equity interest in Shanghai Q&T Tech. Co., Ltd. ("Shanghai Q&T") (formerly known as Red Net Technology Co., Ltd.), a company registered in the PRC for $207. Shanghai Q&T has been accounted for as an affiliated company and the results of Shanghai Q&T has been equity accounted for in the consolidated financial statements from the date of acquisition.

i On May 27, 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong public listed company, for cash of $16,279 which was reduced by a pre-acquisition dividend of $460. Group Sense and its subsidiaries manufacture consumer electronics products. Starting from February 2000, the Company began to dispose of its shareholding in Group Sense and up to November 2000, the Company had disposed of its entire interest in Group Sense for cash of $28,089 in total.

Group Sense had been accounted for as an affiliated company in 1999 and the results of Group Sense had been included in the consolidated financial statements from the date of acquisition to September 30, 1999 (interim announcement date of Group Sense, the date of latest available results in that year) as permitted by Accounting Principles Board ("APB") Opinion No. 18 "The equity method of accounting for investments in common stock". Upon the reduction of shareholding in Group Sense below the 20% level in 2000, the equity method was discontinued and the carrying amount at the date of discontinuance became the cost of investment, which was subsequently included in the calculation of the gain on disposal of investment in 2000 upon sale of the Company's remaining ownership interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries, excluding Albatronics. As the Company's investment in Albatronics has been written off and it has ceased to provide additional financial support, the Company did not account for any additional losses of Albatronics since January 1, 1999. Intercompany accounts and transactions have been eliminated on consolidation. The details of the Company's subsidiaries are described in Note 14.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

The Company's investments in Group Sense, Mate Fair and Shanghai Q&T were initially accounted for by the equity method. Accordingly, the Company's share of the earnings of these companies are included in consolidated net income. In February 2000, the Company began to dispose of its shareholdings in Group Sense. Upon the reduction of shareholdings in Group Sense below the 20% level, the equity method was then discontinued.

b Goodwill and license

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is amortized to expense on a straight-line basis over various periods ranging from 4 years to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of license period or 5 to 7 years.

c Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

e Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Provisions for potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels. In 2001, $3.8 million in inventory provisions were made for cancelled, reduced or delayed orders.

f Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and income earned is included in other income.

g Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2001, 2000 and 1999. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment are included in income from operations, and gains and losses from the disposal of unused land are separately reported in the consolidated statements of income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's leasehold land in Hong Kong are considered to be medium-term assets. The cost of such leasehold land is amortized on the straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on the straight-line basis over the respective term of the right to use the land.

Depreciation rates computed using the straight-line method are as follows:

Classification	Years
Buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	4 to 7 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

Notes to consolidated financial statements

(in thousands of US dollars, except share and per share data)

h. **Impairment**

Through December 31, 2001, the Company reviews its long-lived assets, including goodwill and license costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the assets, is recognized if expected future non-discounted cash flows are less than the carrying amount of the assets. On January 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", see Note 2s.

i **Revenue recognition**

Revenue from sales of products is generally recognized when the title is passed to customers upon shipment and when collectibility is reasonably assured. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

j **Research and development costs**

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

k **Staff retirement plan costs**

The Company's costs related to the staff retirement plans (see Note 6) are charged to the consolidated statement of income as incurred.

l **Income taxes**

The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid by NTES, Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron"), Shenzhen Namtek Co., Ltd. ("Namtek") and Jetup in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

m **Foreign currency transactions and translations**

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The Company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, "Foreign Currency Translation". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between Renminbi and the U.S. dollar is based on the prevailing market rate.

n **Earnings per share**

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

o **Currency contracts**

The Company enters into forward currency contracts in its management of foreign currency exposures. Firmly committed transactions are hedged with forward exchange contracts. Anticipated, but not yet firmly committed transactions are hedged through the use of purchased options. Gains and losses related to hedges of firmly committed transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Other foreign exchange contracts are marked to market with the net realized or unrealized gains or losses recognized in other income. Premiums paid on purchased options are included in prepaid expenses and deposits and are recognized in income over the life of the options.

Starting from January 1, 2001, the Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses

(In thousands of US dollars, except share and per share data)

resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Since there were no free standing derivative instruments at December 31, 2001 or December 31, 2000, there was no significant effect on the consolidated financial statements of the Company upon the adoption of SFAS No. 133.

p Stock options

SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123 in Note 18a.

q Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the shareholders' equity section of the balance sheet. The comprehensive income of the Company was $9,065, $23,952 and $11,797 for the years ended December 31, 2001, 2000 and 1999, respectively.

r Fair value disclosures

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, notes payable, short term debt, accounts payable and amount due to a related party approximate fair value due to the short term maturity of these instruments. The fair value of long term bank loan is determined based on quoted market rates and is approximately $14,920 as of December 31, 2001.

s Recent changes in accounting standards

In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These statements, establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to 30 June 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company has adopted SFAS No. 142 on 1 January 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No 143 will have, if any, on its financial position and results of operations.

The FASB also recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statements also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

t Reclassification

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the net income or financial position for any year presented.

3. Financial Instruments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, trade receivables and marketable securities.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $31 in 2001.

(In thousands of US dollars, except share and per share data)

No allowance for doubtful accounts has been provided for the year ended December 31, 2000 and 1999. There were no other movements in the provision for doubtful accounts.

The Company's sales to the customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2001	2000	1999
Customer			
A	$ 69,996	$ 50,767	$ 31,176
B	33,143	51,124	38,071
C	N/A	31,442	43,737
D	N/A	21,448	N/A
	$ 103,139	$ 154,781	$ 112,984

The Company's marketable securities are equity securities listed on the Nasdaq.

All of the Company's significant financial instruments at December 31, 2001 and 2000 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than U.S. dollars, through the purchase and sale of currency forward contracts and options. Such contracts typically allow the Company to buy or sell currencies at a fixed price with maturities that do not exceed one year. The Company's forward contracts do not subject the Company to risk from exchange rate movements because gains and losses from such contracts offset losses and gains, respectively, of the assets or liabilities being hedged. At December 31, 2001 and December 31, 2000, there were no open currency forward contracts and options.

4. Non-recurring Income

The amount in 1999 represented the reversal of the remaining balance of the provision on the settlement of a non-recurring customs assessment in the PRC which was recorded as non-recurring expense in 1998.

5. Other Income — Net

Other income — net consists of:

Year ended December 31,	2001	2000	1999
Interest income	$ 1,195	$ 3,300	$ 3,330
Miscellaneous (expense) income	(294)	(623)	8
Gain on disposal of investment in an affiliated company	—	1,346	—
Realized gain on disposal of investments, net	—	9,435	144
Non-trade receivable write-off	(500)	—	—
Currency option premium written off	—	(304)	(566)
Foreign exchange gain (loss)	530	51	(413)
Bank charges	(333)	(328)	(311)
Unrealized gain on marketable securities	1,568	433	—
Dividend income received from marketable securities	525	188	—
	$ 2,691	$ 13,498	$ 2,192

In February 2000, the Company sold a portion of its shareholding in Group Sense, resulting in a gain on disposal of investment in an affiliated company of $1,345 and the reduction of shareholding in Group Sense below the 20% level. The Company then continued to dispose of all of its remaining shareholding in Group Sense, resulting in a gain of $9,435 in 2000. Total gain on disposal of the entire shareholdings in Group Sense during 2000 amounted to $10,781.

6. Staff Retirement Plans

Prior to December 2000, the Company maintained staff contributory retirement plans (defined contribution pension plans) which covered certain of its employees. From December 2000 onwards, the Company terminated its existing staff contributory retirement plans and enrolled all of its eligible employees in Hong Kong into a Mandatory Provident Fund ("MPF") scheme. The MPF is a defined contribution scheme and the assets of the scheme are managed by the trustees independent to the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with

(In thousands of US dollars, except share and per share data)

accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

The cost of the Company's contribution to the contributory retirement plans (including the MPF) amounted to $151, $174 and $138 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. **Income Taxes (Expense) Benefit**

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2001	2000	1999
PRC, excluding Hong Kong	$ 9,002	$ 6,384	$ 7,355
Hong Kong	500	17,572	4,387
Other	—	—	(4)
	$ 9,502	$ 23,956	$ 11,738

Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

Deferred tax, where applicable, is provided under the liability method at the rate of 16%, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as NTES, Zastron, Namtek, BPC, Jieda, Jetup, and Jieyao (the "PRC Subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. For the years ended December 31, 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES for the years ended December 31, 1992 to 1994, and 10% in 1995 to 1998. On January 8, 1999, NTES received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994 to 1996 and 10% for the years ended December 31, 1997 to 2001. In 1996 and 1997, Jieda and Namtek qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. In February 2001, Namtek received the recognition of "Advanced Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. For the year ended December 31, 2001, the income tax of Jieda was payable at the rate of 15% on the assessable profit. Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profit of Jieyao for the year ended December 31, 2001. For the year ended December 31, 2001, BPC qualified for its first year tax holiday.

Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTES, Zastron, Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2001 and 2000, taxes recoverable under such refund arrangements were $1,271 and $2,042, respectively, which are included in income taxes recoverable.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

The current and deferred components of the income tax (expense) benefit appearing in the consolidated statements of income are as follows:

Year ended December 31,	2001	2000	1999
Current tax	$ (110)	$ (77)	$ 12
Deferred tax	(117)	110	48
	$ (227)	$ 33	$ 60

The components of deferred tax assets and liabilities are as follows:

At December 31,	2001	2000
Deferred tax asset:		
Net operating loss carryforwards	$ —	$ 17
Deferred tax liability:		
Excess of tax allowances over depreciation	(151)	(51)
Net deferred tax liability	$ (151)	$ (34)

At December 31, 2000, a subsidiary of the Company had tax losses carryforward for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $104.

A reconciliation of the income tax (expense) benefit to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2001	2000	1999
Income before income taxes and minority interest	$ 9,502	$ 23,956	$ 11,738
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$ (1,425)	$ (3,593)	$ (1,761)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	(7)	(37)
Effect of (loss) income for which no income tax benefit/ expense is receivable/payable	(35)	2,527	675
Tax holidays and tax incentives	786	491	543
Effect of PRC tax concessions, giving rise to no PRC tax liability	564	508	538
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:			
Gain on disposal of land in Hong Kong	6	53	47
Offshore interest income	21	76	143
Non-deductible items	(159)	(252)	(122)
Other	22	230	34
	$ (227)	$ 33	$ 60

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $1,350, $999 and $1,081 in the years ended December 31, 2001, 2000 and 1999, respectively (representing a decrease in the basic earnings per share of $0.13, $0.11 and $0.11, and a decrease in the diluted earnings per share of $0.13, $0.11 and $0.11 in the years ended December 31, 2001, 2000 and 1999, respectively).

(In thousands of US dollars, except share and per share data)

8. **Earnings Per Share**

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

Year ended December 31, 2001	Income	Shares	Per share amount
Basic earnings per share	$ 9,045	10,274,377	$ 0.88
Effect of dilutive securities			
– Stock options	—	56,660	
– Warrants	—	62,374	
Diluted earnings per share	$ 9,045	10,393,411	$ 0.87

Stock options to purchase 15,000 shares of common shares at $16.375, warrants to purchase 3,055,159 shares of common shares at $20.40, and the 10,000 advisors' warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors' warrant is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share.

Year ended December 31, 2000	Income	Shares	Per share amount
Basic earnings per share	$ 24,001	9,114,175	$ 2.63
Effect of dilutive securities			
– Stock options	—	140,676	
– Warrants	—	120,265	
Diluted earnings per share	$ 24,001	9,375,116	$ 2.56

Warrants to purchase 3,055,159 shares of common shares at $20.40 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.

Year ended December 31, 1999	Income	Shares	Per share amount
Basic earnings per share	$ 11,798	9,328,213	$ 1.26
Effect of dilutive securities			
– Stock options	—	40,997	
– Warrants	—	47,570	
Diluted earnings per share	$ 11,798	9,416,780	$ 1.25

Stock options to purchase 1,500 shares of common shares at $15.75 and warrants to purchase 2,997,129 shares of common shares at $20.40 and 130,000 shares of common shares plus 130,000 warrants at $20.40 were outstanding at December 31, 1999 but were not included in the computation of diluted earnings per share because the exercise price of the share options and warrants was greater than the average market price of the common shares during the relevant period.

9. **Marketable Securities**

During 2000, the Company acquired equity securities listed on the Nasdaq and all of them were classified as trading securities and included in current assets at December 31, 2001 and 2000.

At December 31,	2001	2000
Cost	$ 7,504	$ 7,504
Unrealized gain on marketable securities	2,001	433
Market value	$ 9,505	$ 7,937

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

10. Inventories

Inventories consist of:

At December 31,	2001	2000
Raw materials	$ 9,144	$ 21,232
Work-in-progress	1,823	3,126
Finished goods	925	2,814
	$ 11,892	$ 27,172

11. Investment in Affiliated Companies

Investment in affiliated company represents the Company's interest in Mate Fair. The Company's investment in Mate Fair includes the unamortized excess of the Company's investment over its equity in Mate Fair's assets. The excess was approximately $1,525 and is being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 2001 and December 31, 2000 was $153 and $51, respectively. The share of results of Mate Fair in 2001 and 2000 is based on its unaudited management accounts for the year ended December 31, 2001 and 2000, respectively.

The Company's interest in Shanghai Q&T was reduced to zero since December 31, 2000 as Shanghai Q&T incurred losses during the year ended December 31, 2000. The Company does not have any further financial commitment in this company.

The following table presents summarized financial information for Mate Fair:

	2001	2000
Operating income	8,077	246
Net income	8,077	246
Non-current assets	10,452	2,375
Shareholders' equity	10,452	2,375

The Company's retained earnings included the undistributed earnings (accumulated losses) of affiliates, including related amortization of goodwill, of $1,679 and $(189) as of December 31, 2001 and December 31, 2000, respectively.

12. Property, Plant and Equipment

Property, plant and equipment consist of the following:

At December 31,	2001	2000
At cost		
Land use right, land and buildings	$ 38,592	$ 25,485
Machinery and equipment	41,974	32,676
Leasehold improvements	11,862	9,872
Furniture and fixtures	1,930	1,519
Automobiles	1,631	1,652
Tools and molds	127	87
Total	96,116	71,491
Less: accumulated depreciation and amortization	(35,122)	(27,025)
Construction in progress	5,321	133
Deposit paid for the acquisition of leasehold land and buildings	4,099	—
Net book value	$ 70,414	$ 44,599

13. Intangible assets

Intangible assets consist of the following:

At December 31,	2001	2000
Goodwill	$ 24,563	$ 24,478
License	1,335	1,321
Total	25,898	25,799
Less: accumulated amortization	(2,838)	(803)
	$ 23,060	$ 24,996

Amortization expense charged to income from operations for the year ended December 31, 2001, 2000 and 1999 was $2,035, $733 and $52, respectively.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

14. Investment in subsidiaries

	Place of incorporation	Principal activity	Percentage of ownership, as at December 31 2001	2000
Consolidated principal subsidiaries:				
BPC (Shenzhen) Co., Ltd.	PRC	Manufacturing	86.67%	86.67%
J.I.C. Electronics Company Limited	Hong Kong	Manufacturing & trading	100%	100%
J.I.C Enterprises (Hong Kong) Limited	Hong Kong	Trading	100%	100%
J.I.C. Group (B.V.I.) Limited	British Virgin Islands	Investment holding	100%	100%
Jetup Electronic (Shenzhen) Co., Limited	PRC	Manufacturing	100%	100%
Jieda Electronics (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	100%
Jieyao Electronics (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	100%
Nam Tai Electronic & Electrical Products Limited	Hong Kong	Trading	100%	100%
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	—
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Trading	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	100%
Shenzhen Namtek Co., Ltd.	PRC	Software development	100%	100%
Zastron Plastic & Metal Products (Shenzhen) Ltd.	PRC	Manufacturing	100%	100%
Unconsolidated subsidiary:				
Albatronics (Far East) Company Limited (in liquidation)	Hong Kong	Ceased business in August 1999	50.00025%	50.00025%

Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits (Note 7) and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

15. Bank loans and banking facilities

The Company has credit facilities with various banks representing trade acceptances and overdrafts. At December 31, 2001 and 2000, these facilities totaled $76,494 and $75,442, of which $9,730 and $5,399 were utilized at December 31, 2001 and 2000, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company's bankers. At December 31, 2000, credit lines with certain banks were secured by post dated cheques of $105 and land and buildings with net book values of $230, and these securities have been released as a result of the settlement of these credit lines during the year ended December 31, 2001.

The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

(In thousands of US dollars, except share and per share data)

At December 31,	2001	2000
Outstanding letters of credit	$ 8,183	$ 3,900
Trust receipts	994	389
Usance bills pending maturity	553	1,110
Total banking facilities utilized	9,730	5,399
Less: Outstanding letters of credit	(8,183)	(3,900)
Notes payable	$ 1,547	$ 1,499

As of December 31, 2000, the Company also had short term debt of $24, which was bearing interest at 5.445% per annum and was secured by an automobile with a net book value of $37. The amount has been fully repaid during the year ended December 31, 2001.

As of December 31, 2001, the long term bank loan represents a seven-year term loan totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate for the following three years. The loan is secured by land and buildings with net book value of $18,010, and is repayable as follows:

Year ending December 31,	
– 2002	$ 2,140
– 2003	2,140
– 2004	2,140
– 2005	2,140
– 2006	2,140
– 2007 and thereafter	4,300
	$ 15,000

16. Related party balance and transactions

As of December 31, 2001 and December 31, 2000, the balance due to a related party represents the balance due to TBCL, a minority shareholder of BPC, and its related companies.

Since the establishment of BPC in 2000, the Company recognized net sales of $21,072 and $6,232, purchased raw materials of $23,065 and $22,370, acquired property, plant and equipment of $50 and $814, from TBCL and its related companies for the years ended December 31, 2001 and 2000, respectively. In addition, the Company also acquired a license for $1,000 from TBCL during the year ended December 31, 2000.

17. Commitments and Contingencies

a As at December 31, 2001, the Company has entered into commitments for capital expenditure of approximately $15,397 for property, plant and equipment which are expected to be disbursed during the year ending December 31, 2002.

b **Lease commitments**

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $1,501 in 2001, $812 in 2000 and $528 in 1999.

At December 31, 2001, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,	
– 2002	$ 1,335
– 2003	1,284
– 2004	1,320
– 2005	1,326
– 2006	1,168
– 2007 and thereafter	1,086
	$ 7,519

c **Significant legal proceedings**

In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company

(in thousands of US dollars, except share and per share data)

redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgement debt, interest and legal costs totaling $1,600. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. On March 26, 2001, Nam Tai filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. As of February 28, 2002, neither summons has been listed for hearing. Meanwhile, the Company is prevented from redeeming the remaining 169,727 Nam Tai shares beneficially owned by Tele-Art, Inc. to satisfy the current unpaid judgment debt until a determination of the liquidator's February 12, 1999 application.

Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome will not have a significant effect on the financial position, results of operation or cash flows.

18. Common Shares

a Stock options

In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively.

In May 2001, the Board of Directors approved another stock option plan which would grant 5,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 1,000,000 shares.

A summary of stock option activity during the three years ended December 31, 2001 is as follows:

	Number of options	Option price per share with the weighted average option price in parenthesis
Outstanding at January 1, 1999	353,333	$ 10.50 & $15.75 ($10.55)
Exercised	(36,500)	$ 10.50 & $15.75 ($10.79)
Cancelled	(53,333)	$ 10.50
Outstanding at December 31, 1999	263,500	$ 10.50 & $15.75 ($10.53)
Granted	350,220	$ 13.875, $14.81, $16.125 & $16.375 ($14.18)
Exercised	(149,500)	$ 10.50
Cancelled	(28,220)	$ 16.125
Outstanding at December 31, 2000	436,000	$ 10.50, $13.875, $14.81, $15.75 & $16.375 ($13.11)
Granted	438,253	$ 13.94, $14.50 & $7.0 ($12.34)
Exercised	(116,000)	$ 10.50, $13.875 & $15.75 ($10.63)
Cancelled	(50,853)	$ 13.875, $13.94, $14.81 ($14.02)
Outstanding at December 31, 2001	707,400	$ 7.00, $13.875, $13.94, $14.50 & $16.375 ($12.97)

Of the 350,220 options granted by the Company in 2000, 5,000 and 10,000 options with exercise price of $13.875, expiring on January 31, 2003, and exercisable from January 1, 2001 and May 31, 2001, respectively, were granted to its advisors. The compensation expense for these advisors' options, using the Black-Scholes option-pricing model, was $117 and has been charged to the consolidated statement of income in 2000. No advisors' options were granted during 2001 or 1999.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended December 31,		2001	2000	1999
Net income	As reported	$ 9,045	$ 24,001	$ 11,798
	Pro forma	6,714	21,765	11,582
Diluted earnings per share	As reported	$ 0.87	$ 2.56	$ 1.25
	Pro forma	0.65	2.32	1.23

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

There were no stock options granted during the year ended December 31, 1999. Details of the options granted by the Company in 2000 and 2001 are as follows:

Number of options granted	Exercise price	Exercisable period
In 2001		
277,853	$ 13.94	March 16, 2001 to March 16, 2004
55,000	$ 14.50	June 22, 2001 to June 22, 2004
105,400	$ 7.00	June 27, 2001 to June 22, 2002
In 2000		
172,000	$ 13.875	January 1, 2001 to January 31, 2003
130,000	$ 13.875	May 31, 2001 to January 31, 2003
5,000	$ 14.81	January 1, 2001 to July 31, 2003
28,220	$ 16.125	January 1, 2001 to April 5, 2003
15,000	$ 16.375	June 9, 2001 to June 8, 2003

Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $7 for the 105,400 options granted during 2001.

The weighted average fair value of options granted during 2001 and 2000 was $5.14 and $5.67, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2001			2000			
	$ 13.94 Options	$ 14.50 Options	$ 7.0 Options	$ 16.375 Options	$ 16.125 Options	$ 14.81 Options	$ 13.875 Options
Risk-free interest rate	5%	5%	5%	6.41%	6.23%	6.13%	6.67%
Expected life	3/16/04	6/22/04	6/22/02	6/8/03	4/5/03	7/31/03	1/31/03
Expected volatility	45%	45%	45%	54.1%	51.2%	47.3%	65.0%
Expected dividends per quarter	$ 0.10	$ 0.10	$ 0.10	$ 0.09	$ 0.09	$ 0.09	$ 0.09

The weighted average remaining contractual life of the stock options outstanding at December 31, 2001 and 2000 was 18 months and 19 months, respectively.

b Share buy-back program

The Company repurchased shares under its buy-back program as follows:

Year	Shares repurchased	Average purchase price
2001	227,900	$ 14.71
2000	5,600	13.00
1999	879,700	11.66

c Advisors' warrants

On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 58,030 advisors' warrants were exercised, 61,970 advisors' warrants were expired and the expiry date of exercisable period for the remaining 10,000 advisors' warrants was extended to November 24, 2002. As a result, 58,030 common shares and 58,030 warrants were issued during the year ended December 31, 2000. The compensation expense for the extension of the expiry date of the 10,000 advisors' warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000.

On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263, $263 and $329, has been charged to the consolidated statement of income for the year ended December 31, 2001, 2000 and 1999, respectively. In 2001, 300,000 advisor's warrants were exercised.

(In thousands of US dollars, except share and per share data)

The fair values of the advisors' warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	$ 20.4 advisors' warrants	$ 10.25 advisors' warrants
Risk-free interest rate	6.50%	6.50%
Expected life	11/24/02	10/4/01
Expected volatility	50%	50%
Expected dividend per quarter	$ 0.09	$ 0.09

d Other warrants

On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $17.00 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $20.40 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 3,000,000 units were offered, with a subscription expiry date of November 24, 1997.

During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extending of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was deemed immaterial.

The 58,030 warrants issued pursuant to the exercise of advisors' warrants mentioned in note 18c above bear the same rights as other warrants.

19. Segment information

Prior to 2001, the Company operated in a single segment of the consumer electronic products ("CEP") industry. As a result of the acquisition of JIC in late 2000, the Company added a second segment, LCD panels and transformers ("LPT"), principally relating to the operation of JIC. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

The following table provides operating financial information for the two reportable segments. The information presented below for 2000 and 1999 has been restated to reflect this change. No LPT segment information for the year ended December 31, 1999 is presented because the Company did not operate LPT business in 1999.

Year ended December 31,	2001			2000			1999
	CEP	LPT	Total	CEP	LPT	Total	CEP
Net sales	$ 198,048	$ 35,958	$ 234,006	$ 203,404	$ 10,284	$ 213,688	$ 145,054
Cost of sales	(174,863)	(29,111)	(203,974)	(173,878)	(8,218)	(182,096)	(120,074)
Gross profit	23,185	6,847	30,032	29,526	2,066	31,592	24,980
Selling, general and administrative expenses	(16,521)	(5,453)	(21,974)	(15,196)	(2,450)	(17,646)	(14,913)
Research and development expenses	(2,746)	(208)	(2,954)	(3,489)	—	(3,489)	(2,624)
Non-recurring income	—	—	—	—	—	—	846
Gain on disposal of land	18	—	18	355	—	355	302
Interest income	1,127	68	1,195	3,256	44	3,300	3,330
Interest expense	(170)	(8)	(178)	(149)	(16)	(165)	(192)
Write off of investment in an unconsolidated subsidiary	—	—	—	—	—	—	(1)
Equity in income (loss) of affiliated companies, including amortization of goodwill	1,867	–	1,867	(189)	—	(189)	1,146
Other (expense) income	(260)	1,756	1,496	10,161	37	10,198	(1,138)
Income (loss) before income taxes and minority interest	6,500	3,002	9,502	24,275	(319)	23,956	11,738
Income taxes (expense) benefit	(137)	(90)	(227)	(144)	177	33	60
Income (loss) before minority interest	6,363	2,912	9,275	24,131	(142)	23,989	11,798
Minority interest	(230)	—	(230)	12	—	12	—
Net income (loss)	$ 6,133	$ 2,912	$ 9,045	$ 24,143	$ (142)	$ 24,001	$ 11,798

Year ended December 31,	2001			2000			1999
	CEP	LPT	Total	CEP	LPT	Total	CEP
Depreciation and amortization	$ 8,454	$ 2,717	$ 11,171	$ 7,059	$ 639	$ 7,698	$ 5,340
Stock option costs	—	839	839	117	—	117	—
Capital expenditures	34,060	1,953	36,013	3,141	438	3,579	17,868
Identifiable assets	$ 188,262	$ 36,311	$ 224,573	$ 164,963	$ 43,407	$ 208,370	$ 158,747

There are no inter-segment sales for the years ended December 31, 2001, 2000 and 1999.

Notes to consolidated financial statements

(In thousands of US dollars, except share and per share data)

A summary sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2001, 2000 and 1999, is as follows:

Product line

Year ended December 31,	2001	2000	1999
CEP:			
– subassemblies and components	41%	38%	33%
– electronic calculators	17	29	35
– personal digital assistants and linguistic products	13	16	23
– telecommunication products	2	7	6
– battery packs	9	3	—
– other products and services	3	2	3
	85%	95%	100%
LPT:			
– LCD panels and transformers	15	5	—
	100%	100%	100%

A summary of net sales, income from operations and identifiable assets by geographic areas and net sales to major customers is as follows:

By geographical area:

Year ended December 31,	2001	2000	1999
Net sales from operations within:			
– Hong Kong:			
Unaffiliated customers	$206,902	$202,364	$ 142,347
– PRC, excluding Hong Kong:			
Affiliated customers (note 16)	21,072	6,232	—
Unaffiliated customers	6,032	5,092	2,707
Intersegment sales	160,503	180,065	136,648
	187,607	191,389	139,355
– Intersegment eliminations	(160,503)	(180,065)	(136,648)
Total net sales	$234,006	$213,688	$ 145,054
Net income within:			
– PRC, excluding Hong Kong	$ 4,848	$ 6,549	$ 7,341
– Hong Kong	4,197	17,452	4,462
– Canada	—	—	(5)
	$ 9,045	$ 24,001	$ 11,798

As at December 31,	2001	2000	1999
Identifiable assets by geographic area:			
– PRC, excluding Hong Kong	$ 60,866	$ 71,242	$ 55,962
– Hong Kong	163,707	137,128	102,785
Total assets	$224,573	$208,370	$ 158,747

(in thousands of US dollars, except share and per share data)

Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

At December 31, 2001, 2000 and 1999, the identifiable assets in Hong Kong included the investment in affiliated companies of $3,921, $2,054 and $17,308, respectively.

Year ended December 31,	2001	2000	1999
Net sales to customers by geographic area:			
– Hong Kong	$ 64,391	$ 97,685	$ 51,856
– North America	54,994	52,244	43,181
– PRC	25,378	11,056	—
– Japan	22,767	19,388	17,597
– Europe	22,437	20,032	25,520
– Other	44,039	13,283	6,900
Total net sales	$234,006	$213,688	$145,054

20. Subsequent Events

(i) In January 2002, the Company entered into a transaction, which, if consummated, will result in the listing of a company holding JIC's business on the Hong Kong Stock Exchange. To effect the transaction, the Company entered a restructuring agreement with the liquidators of Albatronics, a company whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. The Company owns slightly more than 50% of the outstanding capital stock of Albatronics. Under the restructuring agreement the Company has agreed to transfer JIC into a new company for a controlling interest in the new company. Albatronics' listing status on the Hong Kong Stock Exchange will be withdrawn and the new company will be listed on the Hong Kong Stock Exchange free from the liabilities of Albatronics. For its contribution to the new company, the Company will receive a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock of companies organized under U.S. law. Immediately upon completion of the restructuring, the Company, the creditors of Albatronics and the Hong Kong public who hold shares of Albatronics will receive ordinary shares of the new company equal to approximately 70.4%, 24.1% and 5.5% respectively, of the outstanding ordinary shares of the new company. The Company will also receive preference shares of the new company, which upon their full conversion, will result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of the new company immediately upon consummation of the restructuring. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of the new Company on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 75% that is required under the Hong Kong Stock Exchange Listing Rules not being met.

Consummation of the restructuring agreement is subject to the fulfillment of a number of conditions including approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. If such conditions are satisfied, the restructuring is expected to be consummated before the end of the second quarter of 2002.

(ii) The Company expects to complete an investment transaction in 2002 for the acquisition of a 6% equity interest in TCL Holdings Corporation Ltd. ("TCL Holdings") for a consideration of approximately US$12 million. TCL Holdings is the parent company for the TCL Group of Companies, a PRC state-owned enterprise that has extensive sales and distribution channels in PRC. TCL Holdings' scope of business includes the import and export of raw materials, the design manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. Through this transaction both the Company and the TCL Group aim to create a strategic relationship which will allow the parties to support and co-ordinate with each other to expand and develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products in the growing domestic China market and globally.

Directors and management

DIRECTORS

TADAO MURAKAMI
Chairman

JOSEPH LI
Chief Financial Officer

M. K. KOO
Executive Director

CHARLES CHU*
Hong Kong

STEPHEN SEUNG*
New York

PETER R. KELLOGG*
New York

*Member of Audit Committee

CONSULTANTS

DR. TADASHI SASAKI
Tokyo, Japan

C. S. CHUANG
Taipei, Taiwan

MANAGEMENT

TOSHIAKI OGI
Chief Executive Officer

Y. C. CHANG
Chief Operating Officer

KARENE K. L. WONG
Managing Director
Nam Tai Electronic & Electrical Products Limited

HIDEKAZU AMISHIMA
Managing Director
Nam Tai Telecom (Hong Kong) Company Limited

L. P. WANG
Managing Director
BPC (Shenzhen) Co. Ltd.

KAZUHIRO ASANO
Managing Director
Shenzhen Namtek Co. Ltd.

CHUI KAM WAI
Managing Director
J.I.C. Enterprises (Hong Kong) Limited

TAIZO FUJIMOTO
Managing Director
Jieyao Electronics (Shenzhen) Co. Ltd. and,
Zastron Plastic & Metal Products (Shenzhen) Ltd.

SEITARO FURUKAWA
Managing Director
Jetup Electronic (Shenzhen) Co. Ltd.

LORNE WALDMAN
Corporate Secretary

Investors' information

Shareholders' Meeting
The Annual Meeting of Shareholders will be held at 11:30 a.m. on Friday, June 14, 2002 at The Peninsula Beverly Hills, 9882 South Santa Monica Boulevard, Beverly Hills, California, USA.

Stock Listing
The shares of Nam Tai Electronics, Inc. are traded on the NASDAQ National Market System under the stock symbol "NTAI" and the warrants of Nam Tai Electronics, Inc. are traded under the symbol "NTAIW". Chicago Board Options Exchange trades options on Nam Tai Electronics, Inc. under the symbol "QNA".

Transfer Agent and Registrar
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204-2991, USA
Telephone: (818) 502-1404
Facsimile: (818) 502-1737

Auditors
Deloitte Touche Tohmatsu
Hong Kong

Principal Banks
The Hongkong and Shanghai Banking Corporation Ltd.
UFJ Bank Limited
China Construction Bank

Corporate Counsel
Stephen Seung
New York, New York, USA

SEC Counsel
Kirkpatrick & Lockhart LLP
Los Angeles, California, USA

Registered Office
Nam Tai Electronics, Inc.
McW. Todman & Co.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands

Investor Relations Office
Pan Pacific I.R. Ltd.
Suite 1790 – 999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll Free Tel/Fax: 1-800-661-8831
Email: investor@namtai.com

Head Office
Nam Tai Electronic & Electrical Products Limited
Nam Tai Telecom (Hong Kong) Co. Ltd.
Nam Tai Group Management Limited
J.I.C. Enterprises (Hong Kong) Ltd.
15/F., China Merchants Tower
Shun Tak Centre
168 – 200 Connaught Road Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223

Manufacturing / R & D Facilities
Namtai Electronic (Shenzhen) Co. Ltd.
BPC (Shenzhen) Co., Ltd.
Zastron Plastic & Metal Products (Shenzhen) Ltd.
Gu Su Industrial Estate
Xinan, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 749-5818
Facsimile: (86755) 749-4014

Shenzhen Namtek Co Ltd.
C1204 – 1206 & C1209 – 1211
Ming Wah International Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People's Republic of China
Telephone: (86755) 667-8192
Facsimile: (86755) 667-7750

Jetup Electronic (Shenzhen) Co., Ltd.
Zi You San Team (1) Ind. Bldg.
Fan Shen Cun, The 47th District
Bao An New City, Bao An, Shenzhen
People's Republic of China
Telephone: (86755) 757-9290
Facsimile: (86755) 757-9120

Jieyao Electronics (Shenzhen) Co., Ltd.
Liu Xian Yi Lu, The 71st District
Bao An New City, Bao An, Shenzhen
People's Republic of China
Telephone: (86755) 786-4169
Facsimile: (86755) 786-4307

Namtai

www.namtai.com